[RICHARDSON ELECTRONICS, LTD. LETTERHEAD]

October 24, 2006

VIA FACSIMILE (202-772-9218) AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eduardo Aleman

Re:	Richardson Electronics, Ltd. Registration Statement on Form S-1 (Commission File No. 333-130219)

Dear Mr. Aleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on October 26, 2006 at 4:00 p.m. E.T. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RICHARDSON ELECTRONICS, LTD.

/s/ David J. DeNeve

By: David J. DeNeve

Senior Vice President, Chief Financial Officer and Treasurer

cc:	Peggy Fisher
Kaitlin Tillan
Securities and Exchange Commission
David J. Gilmartin
Richardson Electronics, Ltd.
C. Brendan Johnson
Bryan Cave LLP